Dated May 10, 2006
Filed Pursuant to Rule 433
Registration Statement No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Fixed Rate Notes)
Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date:	May 10, 2006
Settlement Date (Original Issue Date):	May 15, 2006
Maturity Date:	January 15, 2013
Principal Amount:	US$250,000,000
Price to Public (Issue Price):	99.052%
Agents Commission:	0.35%
All-in Price: Accrued Interest:	98.702% US$4,541,666.67
Treasury Benchmark:	4.50% Notes Due February 15, 2016
Treasury Yield:	5.111%
Spread to Treasury Benchmark:	Plus 51 basis points
Re-Offer Yield:	5.621%
Net Proceeds to Issuer:	US$251,296,666.67
Interest Rate Per Annum:	5.450%
Interest Payment Dates:	Semi-annually on each July 15th and January 15th of each year, commencing on July 15, 2006 and ending on the Maturity Date.

Page 2
Dated May 10, 2006
Filed Pursuant to Rule 433
Registration Statement No. 333-132807

Day Count Convention:	30/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
CUSIP: ISIN: Common Code:	36962GZY3 US36962GZY33 015948191

Additional Terms:

Reopening of Issue:

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the companys issue of US$2,500,000,000 5.45% Notes due January 15, 2013 as described in the Issuers Pricing Supplement number 3837 dated December 3, 2002.

Listing: The Issuer shall use reasonable efforts to have the Notes issued hereunder listed on the Luxembourg Stock Exchange.

Plan of Distribution:

The Notes are being purchased by Lehman Brothers Inc. (the "Underwriter"), as principal, at 99.052% of the aggregate principal amount. The Underwriter has advised the Company that the Underwriter proposes to offer the Notes for sale at the Price to Public referenced above.

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Selling Restrictions- Notice to Canadian Residents:

Resale Restrictions:

The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are made. Any resale of the Notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

Page 3 Dated May 10, 2006 Filed Pursuant to Rule 433 Registration Statement No. 333-132807

Representations of Purchasers:

By purchasing Notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

- the purchaser is entitled under applicable provincial securities laws to purchase the without the benefit of a prospectus qualified under those securities laws,

-

where required by law, that the purchaser is purchasing as principal and not as agent, and

- the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action - Ontario Purchasers Only:

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights:

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

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Dated May 10, 2006
Filed Pursuant to Rule 433
Registration Statement No. 333-132807

Taxation and Eligibility for Investment:

Canadian purchasers of Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Notes in their particular circumstances and about the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

Additional Information:

General

At March 31, 2006, the Company had outstanding indebtedness totaling $359.920 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at March 31, 2006, excluding subordinated notes payable after one year, was equal to $357.254 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
Year Ended December 31,					Three Months ended March 31,
2001	2002	2003	2004	2005	2006

1.56	1.62	1.71	1.82	1.66	1.63

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by on the SEC Web site at www.sec.gov Alternatively, the issuer or the underwriter will arrange to send you the prospectus if you request it by calling the underwriter collect at 1-888-603-5847 or Investor Communications of the issuer at 1-203-357-3950.